1345 Avenue of the Americas New York, NY 10105 Telephone: (212) 370-1300 Facsimile: (212) 370-7889 www.egsllp.com

Presidio Property Trust, Inc.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

VIA EDGAR

April 12, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Erin E. Martin

Re:	Presidio Property Trust, Inc. Registration Statement on Form S-3 Filed December 29, 2020 File No. 333-251779

Dear Ms. Martin,

Presidio Property Trust, Inc. (the “Company” or “we”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated January 19, 2021 regarding the Company’s Registration Statement on Form S-3 filed on December 29, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Registration Statement on Form S-3

General

1.

Please tell us how you determined you are eligible to use Form S-3 as it appears that Part III of your annual report on Form 10-K for the year ended December 31, 2019 was not timely filed. We note that you furnished a Form 8-K on April 30, 2020; however, that 8-K does not appear to have been furnished by the original filing deadline of the report, which was April 29, 2020. Refer to the March 4, 2020 Securities Act Release No. 34-88318, which provides that a registrant relying on the Order furnishes to the Commission a Form 8-K by the later of March 16 or original filing deadline of the report, for guidance.

Pursuant to General Instructions I.A.3(b) of Form S-3, the Company has filed in a timely manner all reports required to be filed by it during the twelve calendar months and any portion of a month immediately preceding the filing of Amendment No.1 to the Registration Statement.

Incorporation of Certain Information by Reference, page 45

2.	Please revise your disclosure in this section to incorporate by reference your amended annual report on Form 10-K filed June 12, 2020 as required by Item 12(a)(2) of Form S-3, or advise.

The Company has revised the Incorporation by Reference section of the Registration Statement to include the Annual Report on Form 10-K for the year ended December 31, 2020.

Exhibits

3.

We note your auditor consented to the incorporation by reference of the report appearing in your Form 10-K for the year ended December 31, 2019; however, the report filed with your Form 10-K does not appear to include the effects of the one-for-two reverse stock split described in Note 15 as to which the date is August 3, 2020. Please revise accordingly.

The Company’s auditors have a provided a new consent, filed as an Exhibit to the Registration Statement, with respect to the audited financial statements for the year ended December 31, 2020.

4.

Please list a statement of eligibility of trustee for the indenture as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type "305B2" in the notes to the index. For further guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Questions 206.01 and 220.01.

The Company has revised the notes to the Exhibit Index to the Registration Statement to indicate that it will designate the trustees for the indenture on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, by separately filing the Form T-1 under the electronic form type “305B2.”

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me on 917-797-7935 (mobile) or at my email address, jdeblinger@egsllp.com.

Very truly yours,

/s/ Jonathan H. Deblinger
Name: Jonathan H. Deblinger

cc:	Adam Sragovicz Chief Financial Officer, Presidio Property Trust, Inc.